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                                 EXHIBIT (7)(b)

                          FORM OF REINSURANCE AGREEMENT

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                Automatic Variable Annuity Reinsurance Agreement
                         (Referred to as the Agreement)

                                     Between

                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

                                of Largo, Florida
                         (referred to as the Reinsured)

                                       and

                       WMA LIFE INSURANCE COMPANY LIMITED

                              of Hamilton, Bermuda
                         (referred to as the Reinsurer)

                            Effective January 1, 1998

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                               Contents

ARTICLE    DESCRIPTION                                                      PAGE
-------    -----------                                                      ----
      I    Automatic Reinsurance                                              3
     II    Definitions                                                        3
    III    Liability                                                          5
     IV    Reductions and Terminations                                        5
      V    Premiums                                                           5
     VI    Payments by Reinsurer                                              6
    VII    Reporting                                                          6
   VIII    Policy Changes                                                     7
     IX    Annuitization                                                      7
      X    Deposits of the Modified Coinsurance Reserve                       7
     XI    Interest Credit on Modified Coinsurance Reserve and Modified
              Coinsurance Reserve Adjustment                                  7
    XII    Reinsurance Reserves                                               8
   XIII    General Provisions                                                 9
    XIV    Recapture                                                         14
     XV    Arbitration                                                       14
    XVI    Improper Solicitation of Annuity Contract Owners                  15
   XVII    DAC Tax - Section 1.848-2(g) (8) Election                         15
  XVIII    Duration of Agreement                                             16
    XIX    Written Notice                                                    17
     XX    Execution                                                         18

EXHIBITS   DESCRIPTION                                                      PAGE
--------   -----------                                                      ----
      A    Form of Letter of Credit                                          19
      B    Investment Policy and Crediting Rate Strategy                     20

SCHEDULE   DESCRIPTION
--------   -----------
      A    Business Reinsured
     B1    Amount of Reinsurance
     B2    Commission And Expense Allowances
     C1    Quarterly Settlement Report
     C2    Quarterly Reserve And Settlement Report
     D1    Monthly Reports
     D2    Quarterly Reports Commission and Expense Allowances
     E1    Monthly Reports-Monthly Production and Policy Loans Report
     E2    Quarterly Reports-Quarterly Production and Policy Loans Report
     E3    Quarterly Reports-Quarterly Reserve Report
      F    Annual Report
      G    Quarterly Reports-Quarterly Interest Credit (Debit) on
              Modified Coinsurance Reserve
      H    Quarterly Reports-Quarterly Modified Coinsurance Reserve
              Adjustment
      I    Quarterly Reports-Quarterly Target Surplus Adjustment
      J    Monthly Report-Monthly M&E Asset Based Allowance Calculations

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This Agreement is entered into by the Reinsured and the Reinsurer on the execution date. The Reinsured and the Reinsurer mutually agree to reinsure on the terms and conditions set out below.

I.   AUTOMATIC REINSURANCE

     1. Insurance. The Reinsured will cede on an automatic basis and the Reinsurer will accept as reinsurance the annuity contracts (policies) written by the Reinsured as shown in Schedule A.

     2. Coverages. The annuity contracts Reinsured as shown in Schedule A, are the Flexible Payment Variable Accumulation Deferred Annuity contracts and any riders or endorsements attached thereto, with an issue date after December 31, 1997. Reinsurance will be limited in percentage as provided in Schedule B1. Only plans sold by a Producer registered with an affiliated broker-dealer identified in Exhibit A shall be reinsured under this Agreement.

     3. The Separate Account Annuity Value will be reinsured on a modified coinsurance basis.

     4.   The Fixed Account will be reinsured on a coinsurance basis.

     5. In no event shall reinsurance under this Agreement be in force with respect to an annuity contract unless the issuance and delivery of the annuity contract is in compliance with the laws of all applicable jurisdictions and the Reinsured's corporate charter.

     6. The Reinsured declares and agrees that all annuity contracts and benefits covered under this Agreement shall be issued in accordance with its normal practices in effect when the annuity contract is issued. These practices will be provided to the Reinsurer on request. The Reinsured will also notify the Reinsurer of any material changes made to these practices before applying them to annuity contracts and benefits covered by this Agreement.

II.  DEFINITIONS

          "Annuity Value" has the same meaning as set forth in the Reinsured
          Plan.

          "Article" or "Paragraph" refers to an Article or Paragraph of this Agreement.

          "Effective Date", with respect to Reinsured Plans, means the date shown in Schedule A on which reinsurance under this Agreement becomes effective. The Reinsured is liable for Reinsurance Premiums, less applicable Reinsurance Allowances, due on or after the Effective Date of a Reinsured Plan; and the Reinsurer is liable for any reinsured benefits occurring on or after the Effective Date.

          "Execution Date" means the date as of which this Agreement has been executed, as shown in Article XX, Execution.

          "Exhibit" and "Schedule" mean, respectively, an exhibit or schedule attached to this Agreement and shall be considered part of this Agreement.

          "Fixed Account" means allocation option(s) other than the Separate Account.

          "Fixed Account Value" means the value of the Fixed Account on any valuation date.

          "General Account Statutory Reserves and Liabilities" or "GA Statutory Reserves and Liabilities" refers to statutory reserves and liabilities associated with the Fixed Account as held by the Reinsured for the reinsured contracts.

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          "Party" or "party" refers to either the Reinsured or the Reinsurer as appropriate, and parties refer to both, collectively.

          "Payment" means initial premium payment and all subsequent purchase payments as defined in the contract.

          "Producer" means a licensed representative registered with a broker-dealer identified in Exhibit A.

          "Reinsured Plan" means any annuity contract or rider form reinsured under this Agreement, as set forth in Schedule A.

          "Series Fund" means a designated mutual fund from which each sub-account of the Separate Account will buy shares.

          "Separate Account" means a separate investment account shown on the policy schedule page, which is composed of several sub-accounts established to receive and invest net premiums under the policy.

          "Settlement Interest Rate" means the interest rate for ninety (90) day dealer commercial paper as published in The Wall Street Journal or a successor or substitute publication, as agreed upon by both parties if The Wall Street Journal should cease to exist. The Settlement Interest Rate for a given month will be the Settlement Interest Rate published on the fifteenth (15th) of the month or the next following business day if the fifteenth (15th) of the month is not a publication date of The Wall Street Journal.

          "Sub-account" means a subdivision of the Separate Account. Each Sub-account invests exclusively in the shares of a specified Series Fund portfolio.

III. LIABILITY

     1. The liability of the Reinsurer on any reinsurance under this Agreement begins upon the effective date of this Agreement as set forth in
          Article XX, Execution, and ends after all annuity contracts reinsured have been terminated, annuitized or recaptured, as set forth in
          Article XIV, Recapture.

     2. The liability of the Reinsurer to the Reinsured under this Agreement will be coexisting with the liability of the Reinsured under the annuity contracts reinsured and may exceed the Reinsured's contractual liability under the terms of the annuity contracts as described in Paragraph 3, Article XIII, General Provisions.

     3. On an ongoing basis the liability of the Reinsurer, reinsurance premiums, benefits and other items due to or from each party shall be accounted for and settled and paid quarterly on the basis of the quarterly reports prepared by the Reinsured in the form of Schedules C1 and C2 and sent to Reinsurer via facsimile transmission or such other medium mutually acceptable to both parties. Also included will be any adjustments made necessary by changes in reinsurance effective during the previous quarter, or changes due to any agreed upon errors on a previous report. Payment of any amount due to be paid by the Reinsurer or the Reinsured shall be determined on a net basis and shall be paid, in United States currency, within two (2) weeks after receipt by Reinsurer of the quarterly report.

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     4.   The settlement, as shown in Schedule C1 and C2 will include interest on payments received, net transfers, mortality and expense charges, and asset based allowances as shown in Schedule E1, and interest on commission and expense allowances, and interest on benefits from the Fixed Account, as shown in Schedule D1 accruing from the fifteenth
          (15th) of every month to the settlement date. The interest rate will be the Settlement Interest Rate of the month named on the Schedules D1 and E1. Interest will be earned from the fifteenth (15th) of the month named on Schedules D1 and E1 to the next following settlement date.

IV.  REDUCTIONS AND TERMINATIONS

     1. If any of the annuity contracts reinsured under this Agreement are reduced or terminated by payment of a death benefit, withdrawal, surrender or annuitization, the reinsurance will be reduced proportionately.

V.   PREMIUMS

     1. The premium to be paid to the Reinsurer by the Reinsured with respect to each annuity contract reinsured, as specified in Schedule A, will be the quota share percentage, as specified in Schedule B1 of:

               (i)  The total amount "Due WMA", as shown in Schedule C1, and

               (ii) The total amount "Due WMA" as shown in Schedule C2.

VI.  PAYMENTS BY REINSURER

     1. The Reinsurer shall pay to the Reinsured the Reinsurer's quota share percentage of:

               (i)  The total amount "Due WRL", as shown in Schedule C1, and

               (ii) The total amount "Due WRL", as shown in Schedule C2.

VII. REPORTING

     1. The Reinsured shall assume responsibility for the administration of all reinsurance under this Agreement and will provide the Reinsurer with information as set forth in Schedule C1 through Schedule J of this Agreement. The Reinsurer may request, at its option, to review, at the administrative office of the Reinsured, any papers associated with the issuance of any annuity contract subject to Automatic Reinsurance under this Agreement. In addition, the Reinsured will provide the Reinsurer with information necessary to properly account for the business reinsured and exercise its obligation as a member of the Investment Management Committee.

     2. Not later than twenty (20) days after the end of each quarter, the Reinsured will submit a report substantially in accordance with Schedules C1 and C2 accompanied by Schedules D2, E2, E3, G, H, and I. The Reinsured agrees to provide or make available to the Reinsurer such documentation as may be necessary to support the items reported.

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     3.   Not later than twenty (20) days after the end of each month, the
          Reinsured will submit a report substantially in accordance with Schedules D1, E1 and J.

     4. Not later than thirty (30) days after the end of each calendar year, the Reinsured will submit a report substantially in accordance with Schedule F.

     5. Not later than ninety (90) days after the end of each calendar year, the Reinsured will provide a copy of its statutory statement as filed with the State of Ohio.

     6. Not later than one hundred twenty (120) days after the end of each calendar year, the Reinsurer will provide a copy of The WMA Corporation Form 10-K.

     7. Not later than sixty (60) days after the end of each quarter, the Reinsurer will provide a copy of The WMA Corporation Form 10-Q.

VIII. POLICY CHANGES

     1. Changes to the terms and conditions of annuity contracts reinsured under this Agreement shall be made in accordance with the provisions contained in this Article of the Agreement.

     2. If the change affects the plan, the amount of reinsurance, premiums, commissions or policy changes under cession, the Reinsured shall inform the Reinsurer in the subsequent Reinsurance Report.

     3. The Reinsured agrees to notify the Reinsurer in writing of any anticipated material changes in the terms and conditions of the annuity contracts.

IX.  ANNUITIZATION

     1. Any annuity contract annuitizing (going into payout status) shall be deemed to be recaptured by the Reinsured.

     2. On any annuity contract reinsured with the Reinsurer which annuitizes, the Reinsurer will pay the Reinsured an amount equal to the annuity contract's Annuity Value reduced by the Contingent Deferred Sales Charge specified in the annuity contract and premium tax, if any, previously paid by Reinsurer with respect to the annuitized Annuity Contract.

X.   DEPOSITS OF THE MODIFIED COINSURANCE RESERVE

     1. The Reinsurer shall deposit with the Reinsured the modified coinsurance reserves identified in Schedule H, for the business reinsured under this Agreement.

     2. For the purpose of this Article, modified coinsurance reserves are defined to be the quota share percentage of the total Separate Account Annuity Value of the annuity contracts reinsured.

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XI.  INTEREST CREDIT (DEBIT) ON MODIFIED COINSURANCE RESERVE AND MODIFIED
     COINSURANCE RESERVE ADJUSTMENT

     1. The Reinsurer shall receive an interest credit (debit) on the modified coinsurance reserve. The amount of the credit (debit) will be determined as set forth in Schedule G.

     2. The Reinsured shall receive a modified coinsurance reserve adjustment. The amount of the adjustment will be determined as set forth in Schedule H.

     3. Both the interest credit (debit) and the modified coinsurance reserve adjustment will be made at the end of each calendar quarter.

XII. REINSURANCE RESERVES

     1. The Reinsured shall set up an Account Payable liability in its financial statements equal to the quota share percentage of the excess, if any, of the total Separate Account Annuity Value of the reinsured annuity contracts over the total Separate Account Statutory Reserve of the annuity contracts. The Reinsurer shall set up an Account Receivable asset equal to the Account Payable liability set up by the Reinsured.

     2. The Reinsurer shall set up an Account Payable liability in its financial statements equal to the quota share percentage of the excess, if any, of the total Separate Account Statutory Reserve of the reinsured annuity contracts over the total Separate Account Annuity Value of the annuity contracts. The Reinsured shall set up an Account Receivable asset equal to the Account Payable liability set up by the Reinsurer.

     3. The Reinsured will reduce its General Account Statutory Reserves and Liabilities by the quota share percentage of the total General Account Statutory Reserves and Liabilities attributable to the reinsured policies, as shown in Schedule C2. The Reinsurer will increase its General Account Statutory Reserves and Liabilities by an amount equal to the reduction taken by the Reinsured.

     4. For purposes of Sections 1, 2 and 3 of this Article, the Statutory Reserve shall be calculated by the Reinsured according to the "Commissioner's Annuity Reserve Valuation Method" as prescribed in the NAIC Standard Valuation Law and approved by the State of Ohio Department of Insurance. The General Account Statutory Reserves and Liabilities will be the reserves associated with the Fixed Account and will include the reserves for the guaranteed minimum death benefit.

     5. In the event the Reinsurer is not licensed or otherwise accredited or authorized as a reinsurer in the State of Ohio and in any other jurisdiction where the Reinsured is licensed to do business, the Reinsurer agrees to provide Letters of Credit or other forms of security acceptable to the State of Ohio Department of Insurance, in favor of the Reinsured for the purpose of offsetting ceded Statutory Reserves and liabilities and any outstanding losses if reinsurance credits are not otherwise available. Such Letters of Credit shall be issued in compliance with the statutes and regulations of the State of Ohio and shall be issued by a financial institution located in the United States chosen by the Reinsurer, which has applied for and has met the standards of financial conditions set forth by the NAIC's Securities Valuation Office.

     6. The Letter(s) of Credit in favor of the Reinsured will be an amount which at all times should equal or exceed the reinsurance credits taken or reasonably estimated to be taken by the Reinsured in connection with this Agreement under Exhibit 8, under Exhibit 11, Part 1, Column 4, Line 4c, and any other Liabilities held for the Reinsured Policies and reported on the Reinsured's statutory financial statements. Subject to the approval of the State of Ohio

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          Department of Insurance, the amount of the Letter of Credit may be reduced by the quota share percentage of the excess of the Separate Account Annuity Value over the Separate Account Statutory Reserve. Should the reinsurance credit not be allowed, as a result of this reduction in any applicable jurisdiction, the Letter of Credit will be restored to the value that it would have been without this reduction.

     7. The Letter of Credit shall be substantially in the form set forth in Exhibit B or in such other form as the Ohio Insurance Department or other applicable state Insurance Department may require or permit. The terms of the Letter of Credit shall provide that: it is not conditioned on the delivery of any other documents or materials; it is irrevocable without the consent of the Reinsured; it is automatically renewable as provided in Exhibit B; and its initial term is for a period of not less than one (1) year. Such Letter of Credit may be drawn upon at any time, notwithstanding any other provisions in this Agreement, but shall be utilized by the Reinsured or its successors only for one or more of the following reasons:

          (i) to fund an account on behalf of the Reinsured in an amount at least equal to the deduction, for reinsurance ceded, from the Reinsured's reserves and liabilities for Reinsured Plans, as specified in Paragraph 6 of this Article and/or

          (ii) to pay any other amounts the Reinsured claims are due under this Agreement.

     8. Such Letter(s) of Credit shall be promptly issued and delivered to the Reinsured; but in no event shall the Letter(s) of Credit be issued or confirmed later than December 31 in respect of the year for which the Reinsured is taking credits for such reinsurance in its statutory financial statements, and in no event shall the Letter(s) of Credit be delivered to the Reinsured later than thirty (30) days after such December 31.

XIII. GENERAL PROVISIONS

     1. Parties to Agreement. This Agreement is a contract solely between the Reinsurer and the Reinsured. The acceptance of reinsurance hereunder shall not create any right or legal relation between the Reinsurer and the insured, beneficiary, or any other party to any annuity contract of the Reinsured, which may be reinsured hereunder.

     2. Reinsurance Conditions. The reinsurance is subject to the same limitations and conditions as the insurance under the annuity contracts written by the Reinsured on which the reinsurance is based.

     3. Expenses. The Reinsurer will have liability equal to the quota share percentage of any extra-contractual damages which are rendered against the Reinsured as a result of acts, commission or course of conduct committed by a Producer of an affiliated broker-dealer identified in Exhibit A, in connection with the annuity contracts reinsured under this Agreement. The Reinsurer will receive the quota share percentage of any reimbursement that the Reinsured collects from World Marketing Alliance, Inc. or its affiliates. In no event whatsoever will the Reinsured have any liability for extra-contractual damages assessed against the Reinsurer as a result of acts, omissions, or course of conduct committed by the Reinsurer in connection with the reinsurance of the annuity contracts under this Agreement.

     4. Oversights. If failure to pay any premium due or to perform any other act required by this Agreement is unintentional and is caused by

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          misunderstanding oversight or clerical error, the Reinsured and the
          Reinsurer shall be restored to the position they would have occupied had the misunderstanding, oversight or clerical error not occurred.

     5. Inspection. The Reinsured and the Reinsurer, their auditors and any regulators having authority over the Reinsured and/or the Reinsurer, shall have the right, at all reasonable times, and at their expense, to inspect at the office of the other party all books, records, procedures, and documents of the other party relating to this Agreement. A party or its auditor conducting such inspection shall give the other party one (1) week advance written notice. The Reinsured, its auditors and regulators shall have the same right to inspect, verify and value any assets held in a trust account or otherwise held for the benefit of the Reinsured. The party being audited or inspected agrees to cooperate in the audit, including providing any information requested by the other party or its auditor in advance of the audit or inspection. Upon request, the Reinsured agrees to furnish the Reinsurer with copies of any underwriting information in the Reinsured's files pertaining to a reinsured policy or reinsured rider.

          It is mutually agreed by the Reinsured and the Reinsurer that any information that is made available for inspection under this section of the Agreement shall, to the extent legally possible, be kept confidential and under no circumstances may this information be disclosed to, or made available for inspection by, any third party without the prior consent of the other contracting party.

     6. Assignment or transfer. In no event shall either the Reinsured or the Reinsurer assign any of its rights, duties or obligations under this Agreement without the prior written approval of the other party. Such approval shall not unreasonably be withheld.

          In no event shall either the Reinsured or the Reinsurer transfer either the Annuity Contracts Reinsured under this Agreement or the reinsurance without the prior written approval of the other party. Such approval shall not unreasonably be withheld.

     7. Entire Agreement. This Agreement represents the entire agreement between the Reinsurer and the Reinsured and supersedes any prior oral or written agreements between the parties regarding its subject matter.

     8. Alterations to Agreement. Any alteration, which may from time to time become necessary in this Agreement, shall be made by amendment attached to the Agreement embodying such alterations as may be agreed upon and taken as part of this Agreement and equally binding. No modification or waiver of any provision of this Agreement shall be effective unless set forth in written amendment to this Agreement, which is executed by both parties. A waiver shall constitute a waiver only with respect to the particular circumstance for which it is given and not a waiver of any future circumstance.

     9. If any provision of this Agreement shall be held or made invalid by an order of a court of competent jurisdiction, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement shall be construed in accordance with the applicable federal law and the laws of the State of Ohio and the rights and obligations of this Agreement shall, at all times, be regulated under the laws of the State of Ohio.

     10. Taxes. The Reinsurer shall reimburse the Reinsured for any U.S. Excise Tax the Reinsured is required to pay under the U.S. Internal Revenue Code for the reason that the Reinsurer fails to make an election or terminates its election to file U.S. federal income tax returns or otherwise ceases or fails to file such return. The Reinsurer shall reimburse the Reinsured for the quota share percentage of any other federal or state taxes or state guaranty fund assessments the Reinsured may be required to pay with respect to the Reinsured Plans, but not including federal income tax paid with respect to the Reinsured Plans. This Paragraph does not diminish in any way the provisions of Article XVII, DAC Tax.

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     11.  Insolvency of the Reinsured.

          (a) The Reinsured shall immediately give Reinsurer written notice of an event constituting insolvency of the Reinsured. However, whether such notice is timely given or not, in the event of the insolvency of the Reinsured, all amounts relating to reinsurance made, ceded, renewed or otherwise becoming effective under this Agreement shall be payable by the Reinsurer directly to the Reinsured or to its liquidator, receiver or statutory successor on the basis of the liability of the Reinsured without diminution because of the insolvency of the Reinsured or because the Reinsured or Reinsured's legal representative has failed to pay all or a portion of amounts owed to Reinsurer under this Agreement. It is understood, however, that in the event of the insolvency of the Reinsured, the liquidator or receiver or statutory successor of the insolvent Reinsured shall give written notice to the Reinsurer of the pendency of a claim against the insolvent Reinsured on the policy reinsured within a reasonable time after such claim is filed in the insolvency proceeding and that during the pendency of such claim that the Reinsurer may investigate such claim and interpose in the name of the Reinsured (or its liquidator, receiver or statutory successor), at the Reinsurer's own expense, in the proceeding where such claim is to be adjudicated any defense or defenses which it may deem available to the Reinsured or its liquidator or receiver or statutory successor.

          (b) It is further understood that the expenses thus incurred by the Reinsurer shall be chargeable, subject to court approval, against the insolvent Reinsured as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the Reinsured solely as a result of the defense undertaken by the Reinsurer. When two or more reinsurer's are participating in the same claim and a majority in interest elects to interpose a defense or defenses to such claim, the expense shall be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the Reinsured.

     12. Insolvency of the Reinsurer. The Reinsurer shall immediately give the Reinsured written notice of an event constituting insolvency of the Reinsurer. Upon the insolvency of the Reinsurer, whether notice thereof was given by the Reinsurer or not, the Reinsured has the right to immediately, by written notice, terminate this Agreement and recapture all reinsurance under this Agreement. Notwithstanding such termination or recapture, Reinsurer or its legal representative shall continue to be liable to the Reinsured for any obligations of the Reinsurer under this Agreement still outstanding after giving effect to such recapture.

     13. For the purpose of this Agreement, either the Reinsurer or the Reinsured shall be deemed "insolvent" under the following circumstances:

          (a) when a cease and desist order or injunction has been issued by the commissioner or a court of competent jurisdiction in its state or jurisdiction of domicile ordering either party to cease and desist from transacting, soliciting or writing any new business of any kind and is reasonably expected to result in conservatorship, rehabilitation, receivership, or liquidation; or

          (b) when a court of competent jurisdiction order is issued voluntarily or involuntarily placing either party into conservatorship, rehabilitation, receivership, or liquidation, or appointing a conservator, rehabilitator, receiver or liquidator to take over the business of either party; or

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          (c)  when it files or consents to the filing of a petition in bankruptcy, seeks reorganization or an arrangement with creditors or takes advantage of any bankruptcy, dissolution, liquidation or similar law or statute.

     14. Offset. The Reinsurer and the Reinsured shall consider any balance due and unpaid, matured or unmatured, liquidated or unliquidated, regardless of when they arose or were incurred, whether on account of premiums, allowances, policy charges, losses, claims expenses, or any other amount in accordance with the terms of this Agreement, or any other reinsurance agreement, due from one party to another to be mutual debits or credits under this Agreement and shall be offset and only the balance allowed or paid. If either the Reinsured or Reinsurer is then under any formal insolvency proceedings, this right of offset shall be subject to the laws of the domiciliary jurisdiction of the then insolvent party.

     15. Non-Guaranteed Charges, Benefits and Interest Rates. The Reinsured agrees to manage the non-guaranteed charges, benefits, and interest rates in a way that balances the interests of the owners, agents, stockholders, contract owners, and the Reinsurer, while exercising sound actuarial professional judgment. Any changes in the non-guaranteed contract charges, benefits, and interest rates will be accompanied by an actuarial report prepared in accordance with the standards described in the Actuarial Standards of Practice No. 1, as Reformatted and Readopted in 1990 by the Actuarial Standards Board. The actuarial report should disclose a description of the framework within which the actuary's advice has been developed, a description of the facts, methods, procedures and assumptions upon which the advice was based, and the other information called for by the Actuarial Standard of Practice No. 1. Should the Reinsurer determine that the Reinsured has not balanced the interests of the Reinsured with the interests of the Reinsurer and agreement cannot be reached, any claims may be settled by arbitration in accordance with Article XV, Arbitration.

     16. Investment Management Committee. The parties shall form an Investment Management Committee consisting of one (1) member each from the Reinsured and the Reinsurer. The Reinsured shall provide the Reinsurer copies of its investment policies and crediting rate strategies. The Reinsurer shall provide the Reinsured its investment policies. If either party changes its investment policies or crediting rate strategies, it shall promptly provide the other party a copy of such changes. The purpose and function of the Investment Management Committee shall be to recommend crediting rates to the Reinsured for approval in accordance with the provision set forth in Exhibit C, Guidelines for Crediting Rates.

     17. Forms and Manuals. The Reinsured agrees to make available to the Reinsurer copies of all appropriate policy forms, prospectuses, application forms, and other related material. If new material is published, or changes are made in the material already filed, the Reinsured agrees to promptly provide the Reinsurer with copies of such material.

     18. Definitions. Any term not defined in this Agreement which is in general usage in the life insurance and annuity industry shall be given the same meaning as such general usage ascribes to that term, giving due consideration to the context in which the term is used in this Agreement.

     19. Headings. The headings of the Articles, Paragraphs and any subparagraphs and Schedules of this Agreement are inserted for convenience of reference only and shall not constitute a part of this Agreement.

XIV. RECAPTURE

     1. With the exception of the provisions in Article IX, Annuitization, business reinsured under this Agreement will not be eligible for recapture, except the Reinsured reserves the right to recapture any business that has been enforce thirty-five (35) years after the policy issue date. Furthermore, should a state regulatory body rule that this Agreement is not valid for any reason, and there is no remedial action available to correct the situation, the Reinsured reserves the right to recapture that portion of the business that was reinsured. Any adjustment in values as a result of recapture will be agreed upon at the time of the recapture. If agreement cannot be reached, any claims will be settled in accordance with the provision of Article XV, Arbitration.

XV.  ARBITRATION

     1. Any controversy or claim between the Reinsured and the Reinsurer, arising out of or relating to this Agreement or the breach thereof or the coverage of this arbitration provision, shall be settled by arbitration.

     2. There shall be three (3) arbitrators who shall be current or former officers of life insurance companies or life reinsurer's. However, unless otherwise consented to in writing by the parties, such person shall not be a current or former employee of, or current or former consultant to, the parties or any affiliate or reinsurer of the parties; nor shall he or she have any current employment or affiliation with, consulting or contractual engagement with, or financial interest in: a party to this Agreement or persons or companies affiliated or associated with a party to this Agreement. The Reinsured shall appoint one of the arbitrators and the Reinsurer shall appoint a second arbitrator and these two arbitrators shall select the third. If either party shall fail to appoint an arbitrator within thirty (30) days after the other party has given notice of its appointment of an arbitrator, the appointment of the arbitrator for the party which has so failed to appoint an arbitrator shall be left to the other party. Should the two arbitrators appointed by or for the parties fail to agree on the choice of the third, within sixty (60) days of their appointment then each of them shall name three (3) individuals, of whom the other shall decline two (2), and the decision shall be made by drawing lots.

     3. Arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association which shall be in effect on the date of delivery of demand for arbitration; except, however, that arbitrators shall be appointed in accordance with the provisions of Paragraph 2 of this Article and that, to the extent any other terms or provisions of this Article are inconsistent with or in conflict with the Commercial Arbitration Rules, this Article shall control.

     4. The arbitration shall be conducted in a location to be determined by a majority of the Arbitrators.

     5. The Reinsured and the Reinsurer shall each pay that part of the expense of arbitration, which shall be apportioned to it by the arbitrators.

     6. The award rendered by the arbitrators shall be final, and judgment may be entered upon it in any court having jurisdiction thereof.

     7. The Arbitrators shall base their decision on the terms and conditions of this Agreement and, as necessary, on the customs and practices of the life reinsurance and life insurance industries rather than on a strict interpretation of applicable law.

XVI. IMPROPER SOLICITATION OF ANNUITY CONTRACT OWNERS

     1. Neither party, nor any affiliate thereof, shall contact or authorize any other person to contact owners of the annuity contracts for the purpose of soliciting surrender of the annuity contracts, conversion of the annuity contracts to another form of insurance, making policy loans or withdrawals without prior written approval of the other party.

XVII. DAC TAX - SECTION 1.848-2(g)(8) ELECTION

     1. The Reinsurer and the Reinsured each acknowledge that it is subject to taxation under Subchapter "L" of the Internal Revenue Code of 1986 (The "Code").

     2. The Reinsured and the Reinsurer hereby agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations issued December 1992, under Section 848 of the Internal Revenue Code of 1986, as amended. This election shall be effective for 1998 and for all subsequent taxable years for which this Agreement remains in effect.

     3.   The terms used in this Article are defined by reference to Regulation
          Section 1.848-2 in effect December 1992.

     4. Each party agrees to attach a schedule to its federal income tax return, which identifies this Agreement for which the joint election under the Regulation has been made.

     5. The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1).

     6. Both Parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service.

     7. The Reinsured will submit a schedule to the Reinsurer by May 1, of each year, of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Reinsured stating that the Reinsured will report such net consideration on its tax return for the preceding calendar year.

     8. The Reinsurer may contest such calculation by providing an alternative calculation to the Reinsured in writing within thirty (30) days of the Reinsurer's receipt of the Reinsured's calculation. If the Reinsurer does not so notify the Reinsured, the Reinsurer will report the net consideration as determined by the Reinsured in the Reinsurer's tax return for the previous calendar year.

          If the Reinsurer contests the Reinsured's calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation. If the Reinsured and the Reinsurer reach agreement on an amount of net consideration, each party shall report such amount in their respective tax returns for the previous calendar year.

XVIII. DURATION OF AGREEMENT

     1. Except as provided in Article XIV, Recapture, in force reinsurance which has been ceded under this Agreement shall be unlimited as to its duration and shall be maintained in force for so long as such policies shall remain in force and the reinsurance premiums and payments referenced in Article V, Premiums and VI Payments By Reinsurer, are paid when due.

     2.   Term of Agreement. The initial term of this Agreement shall be five
          (5) years. During and after the initial term, this Agreement may be canceled as it pertains to the reinsurance of new business thereafter:

          (a) immediately upon written notice by a party if the other party becomes insolvent, dissolves, ceases to legally exist, or otherwise ceases to be legally authorized to act as a reinsurer or insurer, respectively, in its domiciliary jurisdiction;

          (b) upon thirty (30) days written notice by a party if the other party has materially breached this Agreement and has failed to cure such breach within such thirty (30) days;

          (c)  when and as agreed upon by the parties in writing.

     4. After the initial term of this Agreement, this Agreement may also be canceled by either party, as it pertains to the reinsurance of new business thereafter, by giving three hundred sixty-five (365) days advance notice of cancellation in writing. In such case, the Reinsurer shall continue to cede, and the Reinsurer shall continue to accept reinsurance, under this Agreement on policies and riders issued during the three hundred sixty-five (365) day period, and the interest of the Reinsurer in new business shall cease at the end of the three hundred sixty-five (365) day period.

XIX. WRITTEN NOTICE

     1. Any notice given in connection with this Agreement shall be deemed to be provided when it is sent by facsimile to the numbers shown below, or by first class mail or by courier to the addresses set forth below, or to the last address or facsimile number of record such party designates in writing:

          If to the Reinsured:                 With a Copy to:
          Western Reserve Life Assurance       Western Reserve Life Assurance
          Co. of Ohio                          Co. of Ohio
          201 Highland Avenue                  201 Highland Avenue
          Largo, Florida 33770                 Largo, Florida 33770
          Attn: Chief Actuary,                 Attn: Managing Actuary,
          Alan Yaeger                          Larry Kirkland
          Facsimile (727) 587-1834             Facsimile: (727) 587-1834

          If to the Reinsurer:                 With a Copy to:
          WMA Life Insurance Company Limited   The WMA Corporation
          Third Floor, 44 Church Street        11315 Johns Creek Parkway
          Hamilton HM 12, Bermuda              Duluth, GA 30097-1517
          Attn: Manager                        Attn: Chief Financial Officer
          Facsimile: (441) 296-1058            Facsimile: (770) 453-9333

                                               James F. Tenney, Esq.
                                               Merritt & Tenney
                                               200 Galleria Parkway, Suite 500
                                               Atlanta, GA 30067
                                               Facsimile: (770) 952-0028

XX.  EXECUTION

     In witness of the above, the Reinsured and the Reinsurer, by their respective officers have executed this Agreement in duplicate at the dates and places indicated and shall be effective as of January 1, 1998.

     WESTERN RESERVE LIFE                      WMA LIFE INSURANCE COMPANY
     ASSURANCE CO. OF OHIO                     LIMITED

     at                                        at
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     on                    , 1998.             on                   , 1998.
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     By:                                       By:
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     By:                                       By:
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